100 North Tampa Street, Suite 4100 P.O. Box 1288 (ZIP 33601-1288) Tampa, Florida 33602-3644 813-227-8500 813-229-0134 Fax www.hklaw.com CHESTER E. BACHELLER 813 227 6431 chet.bacheller@hklaw.com	Atlanta Bethesda Boston Chicago Fort Lauderdale Jacksonville Los Angeles Miami New York Northern Virginia Orlando San Francisco Tallahassee Tampa Washington, D.C. West Palm Beach	International Offices: Beijing Caracas* Mexico City Tel Aviv* *Representative Office

March 28, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief
Mail Stop 4561

	Re:	Jabil Circuit, Inc.
Form 10-K for the fiscal year ended August 31, 2007
File No. 001-14063

Dear Mr. Kronforst:

I am writing you on behalf of Jabil Circuit, Inc. (“Jabil”) in connection with your letter dated February 29, 2008. I am sending you this letter as a follow up to a voicemail that I left for Matthew Crispino earlier today.

Pursuant to prior correspondence, Jabil indicated it would file its response letter by today. However, in order to make a more complete response to the Staff, Jabil has requested an additional week to send its response.

Please let me know if you have any questions concerning the foregoing.

Very truly yours,

HOLLAND & KNIGHT, LLP

By:	/s/ Chester E. Bacheller
Chester E. Bacheller

cc:	Matthew Crispino, Esq., Securities and Exchange Commission (via facsimile)
Forbes I.J. Alexander, Chief Financial Officer, Jabil Circuit, Inc.
Robert L. Paver, Esq., General Counsel, Jabil Circuit, Inc.